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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
as amended on May 11, 2007
Registration No. 000 - 52241

FROMEX EQUITY CORP.
(Exact name of registrant as specified in its charter)

Delaware	04-3826570
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)

320 Manville Road, Pleasantville, N. Y.	10570
(Address of Principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (914) 632-6730

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.01 Per Share
Title of Class

Persons who respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1396 (05-06)

Item 1. Business

Organization of the Company

Fromex Equity Corp. (the “Company” or “Fromex”) was incorporated in the State of Delaware on August 31, 2005 as a wholly owned subsidiary of FRMO Corp. (“FRMO”). Fromex has a fiscal year ending on the last day of February, as does its parent company FRMO. As of February 28, 2006 Fromex had 14,400,000 shares of common stock, par value $.01 per share, issued and outstanding all of which are owned by FRMO, for which it paid $844,000, $144,000 for the par value and $700,000 for Fromex’s capital in excess of par value.

Spin-off of Fromex

On August 31, 2005, FRMO filed Form 8-K with the Securities and Exchange Commission disclosing the formation of Fromex and the intended distribution to FRMO shareholders of 5% of the Fromex shares. In subsequent Form 8-K information filings it was announced that the timing and precise form of the spin-off would be postponed until a better procedure was identified for resolving the problem created by the new accounting rule (EITF 03-16). That rule, which was effective from and after September 1, 2004, mandated a change in the accounting policy for reporting revenue from FRMO’s 8.4% interest in Kinetics’ Advisers, LLC (“Kinetics”) from the cost (cash) method to the equity (accrual) method, as reported in FRMO’s Form 8-K dated June 16, 2005. For a variety of reasons, including the Kinetics practice, as a private company, of using the cash-basis method of accounting and the difficulty of securing audited and accrual-basis financial statements suitable for a public reporting company, FRMO could not itself report accrual-basis financial statements.

On December 9, 2005 the Board of Directors of FRMO authorized the preparation of this Form 10 Registration Statement for the shares of common stock of Fromex pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). FRMO plans to distribute, five weeks after all SEC comments with respect to this Registration Statement have been cleared, to its shareholders as of the close of business on a date which is 21 days prior to the distribution date (the “record date”), one share of Fromex common stock for each 50 shares of FRMO common stock then outstanding. FRMO has 36,137,774 shares of common stock presently outstanding which means that approximately 720,000 shares of Fromex common stock (taking into consideration the payment of cash for fractional shares) will be distributed, representing 5% of the 14,400,000 shares of Fromex issued and outstanding. Fractional shares will be paid in cash based on the average of the high bid price in the first 15 trading days after the distribution date and/or, if the Board of Directors deem it necessary or appropriate, on an independent appraisal of market value. It is expected that the aggregate of cash paid for fractional shares will not exceed $1,000. The distribution of cash in lieu of fractional shares will not occur at the same time as the distribution of common stock.

Control Group

Murray Stahl and Steven Bregman are the Chairman and President of both FRMO and Fromex. They are principal persons in the Stahl-Bregman Group which controls FRMO and, after the spin-off distribution date, will control Fromex. 28,883,274 shares of common stock of FRMO are owned by the Stahl Bregman Group, which will receive 577,665 shares of Fromex in the distribution. The Stahl Bregman Group, includes Murray Stahl, Steven Bregman, John Meditz, Peter Doyle, Catherine Bradford, Thomas C. Ewing and Katherine Ewing. See Item 4 below at page 14.

Description of Business of Fromex

Restatement of Financial Statements

The financial statements for the period August 31, 2005 (inception) to February 28, 2006 and for the quarter ended November 30, 2006 have been restated as described below.

FRMO, the Company’s parent held a 60% interest in Horizon Advisers, a fund management firm. On December 1, 2005, FRMO transferred and assigned to Fromex a 66 2/3% interest in its share of fees earned by Horizon Advisers, as and when received by FRMO. The fair value of this revenue stream, estimated at $250,000, was initially recognized as a capital contribution by FRMO to Fromex, generating an intangible asset of $250,000. This asset was being amortized over an estimated useful economic life of 10 years.

Upon subsequent analysis, it was determined that, because no value had been assigned to the Horizon Advisers revenue stream as reported on the accounts of FRMO, the Company’s parent, no value should have been attributed to the 66 2/3% interest upon transfer to Fromex. Accordingly, financial statements have been restated to attribute no value to the assigned interest, and the reversal of amortization recorded on the initial valuation. This restatement did not result in a change to the reported earnings per share.

See Note 2A to Notes to Financial Statements.

Consulting Agreement

Fromex has entered into a contract with FRMO to perform consulting and management services to FRMO for which FRMO has agreed to pay Fromex ten (10%) percent of the cash receipts which FRMO receives from its rights to share in fees generated by its third party customers during the term of the agreement (the “Consulting Agreement”). The term of the Consulting Agreement is from December 1, 2005 until February 28, 2010 (as amended on December 26, 2006) and for each twelve (12) month period thereafter unless terminated or amended by an instrument in writing signed by both parties on or before January 15 preceding the end of a respective term.

Fromex’s services include the administrative aspect of FRMO’s business activities such as operations, bookkeeping, personnel responsibilities and periodic consulting with the FRMO’s chief financial officer, but do not include the research, business development activities or the services rendered by FRMO or its third party customers, which produce FRMO’s cash receipts. FRMO shall pay to Fromex as its fees an amount equal to 10% of total cash receipts that FRMO receives from its customers during the term of the Consulting Agreement. Fees for Fromex’s services are based only on the fees collected by FRMO in each three (3) month period beginning December 1, 2005 and shall not include a percentage of any receivable or accrual until the amount is actually received by FRMO. The payment of such services shall be made on or before the close of the month following the end of said three month period.

The first accounting period was the three months which commenced December 1, 2005 and ended February 28, 2006, for which Fromex received $117,013 on March 24, 2006, based on the following cash receipts of FRMO in that quarterly period. In addition, the FRMO cash receipts in the current fiscal year, namely from March 1, 2006 to November 30, 2006 were as set forth below.

FRMO’s Cash Receipts From:	12/1/05 - 2/28/06	3/1/06 - 11/30/06
Kinetics Advisers’ Hedge Funds	$959,311	$2,023,445
Kinetics Paradigm Mutual Fund	174,332	1,233,977
Sub - Advisory Fees	0	317,935
Other Fees	36,491	151,617
Total	$1,170,134	$3,726,974

10% payable to Fromex	$117,013	$372,697

FRMO’s cash receipts have been increasing in its last two fiscal years, which are set forth below to illustrate its growth, but past performance is no guaranty of future results:

FRMO’s Cash Receipts From:	3/1/04 - 2/28/05	3/1/05 - 2/28/06
Kinetics Advisers’ Hedge Funds	$274,728	$1,978,026
Kinetics Paradigm Mutual Fund	118,394	410,020
Sub-Advisory Fees	(9,335)	74,770
Other Fees	134,308	142,925

Total	$518,095	$2,605,741

Fromex did not receive 10% of the cash receipts in those two fiscal years except for the last quarter of Fiscal February 28, 2006 as shown above.

The business of FRMO, and its third party customers focuses on intellectual capital, research and analysis of public companies within a framework of identifying investment strategies and techniques that reduce risk. This includes the identification of assets, particularly in the early stages of the expression of their ultimate value, and the participation with them in ways that are calculated to increase the value of the interest of FRMO’s shareholders. Such assets include, but are not limited to, those whose value and earnings are based on intellectual capital.

FRMO’s cash receipts derive from its rights to share in fees generated by the third parties customers in the programs described below, namely (i) from an 8.4% equity interest in Kinetics Advisers LLC which earns management and performance fees as investment advisor to hedge funds, (ii) from 100% of the research fees to which Horizon Research Group a division of Horizon Asset Management, Inc. (“Horizon Management”) is entitled to receive from Kinetics Paradigm Fund, a publicly traded mutual fund and (iii) from a one-third interest in the Sub-Advisory Fee Revenue that Horizon Management receives from a large investment firm. See Item 7 below as to the relationship with Horizon Management, which provides the strategic research and business development with a view to produce better than average investment returns and growth in assets under management. This, in turn, increases the fees which are received and FRMO’s share thereof. The three significant programs are:

(i) Kinetics Advisers’ Hedge Funds. FRMO has an 8.4% equity interest, which it acquired for common stock, in Kinetics Advisers’ LLC, which provides investment advice to hedge funds that were small when FRMO acquired its interest but which have been expanding dramatically. Kinetics Advisers LLC manages the portfolios of both (i) Kinetics Partners, LP, a Delaware limited partnership (the “domestic portion of the hedge fund”) and (ii) Kinetics Fund, Inc., an exempted company registered under the Caymen Islands Mutual Funds Law (the “offshore portion of the hedge fund”) with the same strategies. On a cumulative basis over its 5 year - 4 month period from inception through December 31, 2005, the domestic portion of the hedge fund returned 150% and over the 4 year - 11 month period from inception through December 31, 2005 the offshore portion of the hedge fund returned 108% whereas the S&P 500 Index lost 10% and gained 1%, respectively. In the period from January 1, 2006 to December 31, 2006 both the domestic and offshore portions of the hedge fund returned 33.2% compared to 15.8% for the S&P 500 Index.

Kinetics Advisers, LLC earns a monthly management fee based on a percentage of the net assets of each Fund on the last day of each month. The percentage is 1% per annum for the domestic fund and 1 ¼% per annum for the offshore fund. In addition a quarterly performance fee for both funds is earned equal to 20% of net profits. In the case of the offshore fund Kinetics Advisers LLC elects to defer a portion of its management and performance fees earned for a particular fiscal year because such deferred compensation from the offshore fund is not taxable for United States income tax purposes until the year in which it is received by Kinetics Advisers, LLC. Kinetics Advisers LLC distributes, generally on a quarterly basis, substantially all of the management and performance fees it receives in cash, after paying its expenses, to its equity investors and FRMO receives 8.4% of such cash distributions. Kinetics Advisers, LLC reports to its equity investors and files its United States income tax returns on a cash basis without accruing the portion of the deferred management and performance fees until the deferred compensation is received.

(ii) Kinetics Paradigm Mutual Fund. FRMO acquired for its common stock 100% of the research fees to which Horizon Management is entitled from the open-end mutual fund Kinetics Paradigm Fund (trading symbol WWNPX). That fund was small when the acquisition was made but it has grown significantly based on its performance. That research fee is 0.12% per annum of the net assets of the fund which FRMO receives on a monthly basis from Kinetics Paradigm Fund. Kinetics Paradigm Fund was assigned a five-star rating by Morningstar, Inc. in May 2003, the first time it became eligible for rating, and has continued to receive that highest Morningstar rating. In the period from January 1, 2006 to December 31, 2006 the Kinetics Paradigm Fund returned 27.8% compared to 15.8% for the S&P 500 Index.

(iii) Sub-Advisory Fees. On June 1, 2004, FRMO acquired for common stock a one-third interest in the Sub-Advisory Fee Revenue that Horizon Asset Management, Inc. receives in its sub-advisory program for a large investment firm. Under this program, Horizon Management provides investment advisory services to certain clients of the investment firm, its fees being calculated on the basis of assets under management. While the assets under management in this program were quite modest at the time of acquisition, they have expanded significantly as shown below. Horizon Management receives 0.50% per annum of the net assets in the program on a quarterly basis and pays one-third of that amount, net of marketing expenses, to FRMO on a quarterly basis. In the period from January 1, 2006 to December 31, 2006 the Sub-Advisory Program returned 28.5% compared to 15.8% for the S&P 500 Index.

FRMO’s share of the fees which are received under these three programs, and therefore Fromex’s 10% share of the cash receipts therefrom, are based on the assets under management. The approximate net asset levels for these three programs at specific dates are presented below. All three have continued to produce portfolio-level investment returns in the double-digit range, which appears to be the critical requirement for continued asset accumulation. This past performance, however, is not a guaranty of future result.

	Asset Levels in Millions (000,000 omitted)
	December 31,	December 31,	May 31,	December 31,
Program	2004	2005	2006	2006
Kinetics Advisers’ Hedge Funds	$960	$ l,600	$2,125	$2,935
Kinetics Paradigm Fund	125	525	965	2,134
Sub-Advisory Program	100	685	980	1,523
Total	$1,185	$2,810	$4,070	$6,592

FRMO also receives other fees from two sources: from a consulting agreement with a hedge fund that pays FRMO about $35,000 per year for access to consultation with FRMO’s officers; and from a small interest in the subscription revenues of an investment research publication. These two sources of cash receipts have been small and are not expected to grow or be significant in FRMO’s future revenue stream.

Fromex’s Other Business Activities.

Horizon Global Advisers, LLC

Horizon Global Advisers, LLC is a registered United States Investment adviser organized in Delaware (“Horizon Advisers”). On April 24, 2007 FRMO transferred to Fromex its 60% equity interest in Horizon Advisers as a contribution to the capital of Fromex. The other 40% ownership interest is owned by an individual who is an officer and employee of Horizon Advisers but not an officer or director of Fromex. Fromex’s 60% ownership interest subsumes its prior 40% revenue interest in FRMO’s receipt of net fees. FRMO has no further interest in Horizon Advisers. Fromex and Horizon Advisers will be filing consolidated financial statements for the three months ending May 31, 2007.

Horizon Advisers has four employees, other than the executive officers of Fromex. They are responsible for the management of the two funds described below, for which Horizon Advisers is the investment manager. Their activities also include the development of new funds for which Horizon Advisers may be appointed as investment manager as well as other funds, like the Protostar Fund described below, in which Fromex purchased a revenue interest.

Since December 26, 2006 Fromex’s Board of Directors is composed of a majority of persons who are not directors of FRMO. They are responsible for the oversight of Fromex’s subsidiary, Horizon Advisers, and development of additional business opportunities, including the compensation of the experienced investment professionals who will deliver idea generation and execution across Fromex’s business model. Revenues in Fromex’s fiscal year, March 1, 2007 to February 28, 2008 will include revenue to be derived from Fromex’s equity interest in the two funds described below:

(i) Horizon Global Advisers Fund, plc (the “Horizon Fund”) is an open-ended variable capital investment company incorporated with limited liability in Ireland. Horizon Advisers is the investment manager for the Horizon Fund. The Horizon Fund is constituted as an umbrella fund insofar as its share capital will be divided into different series of shares with each series of shares representing a separate portfolio of assets, and comprising a separate sub-fund (a “Fund”) of the Horizon Fund. The first of said sub-funds, Horizon Opportunistic Value Fund, has been listed for trading on the Irish Stock Exchange. As of March 31, 2007 Horizon Advisers managed $72 million of assets in the Horizon Fund and $111 million in domestic advisory accounts. Horizon Advisers receives management fees based on assets under management. See page 13.

(ii)  Horizon Multi-Strategy Fund (the “Multi-Strategy Fund”) is a hedge fund with a domestic portion (a Delaware limited partnership) and an offshore portion (an exempted company incorporated pursuant to the Companies Law of the Caymen Islands). Horizon Advisers, is the investment manager, which uses the same long and short strategies for both the domestic and offshore portions, the objective of which is to achieve long-term capital appreciation. Horizon Advisers has entered into a placement agreement with Credit Suisse Securities (USA) LLC to provide marketing services, investor relations and support services for the Multi-Strategy Fund. As of March 31, 2007 the Multi-Strategy Fund had $206 million dollars of assets under management. Horizon Advisers receives management and performance fees. See page 13.

Protostar Fund (the “Protostar Fund”) is a hedge fund with a domestic portion (a Delaware limited partnership) and an offshore portion (an exempted company incorporated pursuant to the Companies Law of the Caymen Islands). Horizon Asset Management, Inc. (“Horizon Management”) is the investment manager, which uses the same strategies for both the domestic and offshore portions. The Fund’s principal investment objective is to achieve long-term superior risk-adjusted capital growth by investing primarily in equity-securities and equity-related instruments. The Fund’s portfolio includes both long and short positions in securities of companies. As of March 11, 2007 when the Protostar Fund had $16 million dollars of assets under management, Fromex acquired for $72,000 a 15% revenue interest in the net fees to be received by Horizon Management from the Protostar Fund. See page 13.

See item 7 below for the affiliations among Fromex, Horizon Advisers, Horizon Management and the Stahl-Bregman Group.

Marketing

Currently, the marketing of the Company’s services and the development of new programs are by the employees of Fromex and its subsidiary, Horizon Advisers.

Competition

The business activities of Fromex and Horizon Advisers are founded on the independent research experience of its personnel who provide in-depth analysis of information-poor, under-researched or complex companies and securities, and develop related strategies that can offer an advantage to the investor. This research is distinct from, but competes with, the traditional “sell side” research supported by the trading commissions and corporate finance fees of brokerage firms that produce the great majority of “Wall Street” research. Fromex will be competing with these firms as well as other investment management firms. Fromex is small in relation to such competitors but their services and programs are designed to reach a niche market of sophisticated analysts and accredited investors.

Trademarks

None.

Employees

As of April 30, 2007 Fromex had four employees excluding its three executive officers.

Regulatory Laws.

The Company is in compliance with the labor, health, occupancy and environmental regulatory laws that relate to businesses generally. The cost of such compliance does not have a material effect on its business. Its operations do not fall within the definition of an investment company so as to require it to register under the Investment Company Act of 1940. On December 13, 2006, the Securities and Exchange Commission issued proposed regulations that (i) would increase the financial qualifications for investors in hedge funds to a net worth of $2.5 million from the current standard of $1 million and (ii) would enact a new provision on fraud to protect hedge fund investors. The proposed new rules will not have a material adverse affect on the revenue of Fromex or FRMO. If further laws and regulations were to be adopted which impose tougher requirements on hedge funds or additional financial burdens on managers of hedge funds, this could decrease the Company’s revenues and impede its growth.

Item 1A. Forward-Looking Statements and Risk Factors

Some of the information in this Form 10, including the risk factors listed below, contain “forward looking statements” that involve risk and uncertainties. “Forward-looking statements” are those that relate to continuing business and the Company’s future financial performance. In many cases, forward-looking statements can be identified by words such as “anticipate”, “believe”. “continue”, “estimate”, “expect”, “may”, “plan”, “potential”, “predict”, “should”, “will”, or the negative of such words and other comparable terminology that bespeak of the future rather than historical fact.

Undue reliance should not be placed on these statements, which speak only as of the date that they were made. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Form 10. The Company does not undertake any obligation to publicly update any revisions to forward-looking statements to reflect later circumstances or to reflect the occurrence of unanticipated events.

The Company believes it is important to communicate its expectations to shareholders. However, there may be events in the future that management is not able to predict accurately or over which it has no control. The risk factors listed below include a discussion of all known material risks to investors that may cause actual results to differ materially from the expectations described in the forward-looking statements.

The Company’s common stock has never been publicly traded, the price may fluctuate significantly and a market may not develop for its shares.

There has never been a market for the common stock of Fromex and quotation on the Over-the-Counter Bulletin Board, which the Company intends to seek, may not happen promptly or at all. A market maker will need to apply to have the Company’s shares traded on the Bulletin Board. An active trading market may not develop even if quotes on Fromex’s stock do appear on the Over-the-Counter Bulletin Board.

Because FRMO will continue to own more than 50% of the Company’s common stock, other shareholders may have no effective voting power or control over the Company’s affairs or decisions.

After the distribution date of the spin-off, FRMO will continue to own 95% of the issued and outstanding shares of common stock of Fromex and the other shareholders will effectively have no control over the Company’s operations or future business decisions. FRMO’s management control over the Company’s affairs will include the power to (i) elect directors, (ii) appoint management and (iii) approve, without a shareholder’s meeting or vote, any action that usually requires shareholder authorization, including the adoption of amendments to the certificate of incorporation and approval of mergers or sales of substantially all of the Company’s assets. FRMO, in turn, is controlled by the Stahl-Bregman Group. See Item 4 below.

Because the Company may, at some time in the future, issue additional securities, shareholders are subject to dilution of their ownership.

Although the Company has no present intention to raise additional capital through the issuance of additional shares of common stock, it may at some time in the future do so. Any such issuance would likely dilute shareholders’ ownership interest in the Company and may have an adverse impact on the price of the Company’s common stock. The Company does not presently have a Stock Option Plan for key management personnel but may adopt one in the future and the exercise of options issued under the plan will also dilute the shareholders’ ownership interest.

Government regulations and legal uncertainties may place financial burdens on the Company’s business.

The Company ultimately derives its revenue from investment management fees, a business which is currently subject to federal and state laws and regulations affecting investment advisers and managers, which afford protection to investors in mutual and hedge funds. Moreover new laws and regulations may be adopted which will adversely affect the revenue of the Company as well as the Company’s ability to be profitable on its business development programs. These factors may place new or additional financial burdens on managers of hedge funds and thereby decrease the Company’s revenues and impede its growth.

The Company’s revenues are derived in part from agreements with companies controlled by members of the Stahl-Bregman Group, doing business as advisers in the capital markets.

The executive officers of the Company are the principal beneficial owners in the Stahl-Bregman Group, which controls Fromex, FRMO, and Horizon Asset Management, Inc. Fromex’s present agreements with those entities will provide a portion of the revenue of the Company. A decline in the capital markets may adversely affect the revenues from those agreements. Additional business development programs, which are not independent of those entities depend in large part on future decisions of the Stahl-Bregman Group, which cannot be assured. Horizon Advisers is controlled by Fromex and its revenues are not dependent on agreements with companies controlled by the Stahl-Bregman Group.

There are inherent conflicts of interest between FRMO and Fromex associated with the common management and Board of Directors.

After the spin-off, when Fromex will be a 95%, instead of 100%, subsidiary of FRMO, there may be transactions between the two corporations which present a conflict of interest. In such event it will be incumbent on the respective Boards of Directors to determine that the transaction would have been the same if there had not been such a conflict of interest. Fromex’s Code of Ethics provides that a conflict of interest exists when a person’s personal interests influence, or reasonably appear to influence, their judgment or ability to act in the best interests of the Company and its shareholders and it is the person’s duty to make a full disclosure of the situation to the Company and/or the Board of Directors. An example of a conflict of interest would be a transaction whereby FRMO sells to Fromex the rights to a portion of the revenues under an agreement with a third party if the negotiation between FRMO and Fromex would not be at arms length because the Boards of Directors were composed of a majority of the same persons. As of December 26, 2006 a majority of the Board of Directors of Fromex were composed of persons who are not officers or directors of FRMO.

Fromex is dependent on FRMO with respect to the Consulting Agreement that is terminable each year after February 28, 2010 by consent of both parties, which are controlled by the same individuals.

The Consulting Agreement between Fromex and FRMO provides that it continues until February 28, 2010 and thereafter from fiscal year to fiscal year unless terminated or amended by an instrument in writing signed by both parties on or before January 15 preceding the end of a respective term. The risk for Fromex is that the controlling share ownership of both corporations is with the Stahl-Bregman Group which may act adversely to the interests of Fromex. If the Consulting Agreement were not to be continued after February 28, 2010 Fromex would not generate any revenues from that source. It would be left with the revenue interests in the fees received by the investment managers of the Horizon Fund, the Multi-Strategy Fund, the Protostar Fund and any future activities it may develop.

Item 2. Financial Information

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

All statements contained herein that are not historical facts, including but not limited to, statements regarding future operations, financial condition and liquidity, capital requirements and the Company’s future development plans are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: changes in the financial markets, and other risk factors described herein and in the Company’s reports to be filed from time to time with the Commission. The discussion and analysis below is based on the Company’s Financial Statements and related Notes thereto included herein and incorporated herein by reference.

RESTATEMENT OF FINANCIAL STATEMENTS

The financial statements for the period August 31, 2005 (inception) to February 28, 2006 and for the nine months ended November 30, 2006 have been restated. FRMO, the Company’s parent held a 60% interest in Horizon Advisers, a fund management firm. On December 1, 2005, FRMO transferred and assigned to Fromex a 66 2/3% interest in its share of fees earned by Horizon Advisers, as and when received by FRMO. The fair value of this revenue stream, estimated at $250,000, was initially recognized as a capital contribution by FRMO to Fromex, generating an intangible asset of $250,000. This asset was being amortized over an estimated useful economic life of 10 years. Upon subsequent analysis, it was determined that, because no value had been assigned to the Horizon Advisers revenue stream as reported in the accounts of FRMO, the Company’s parent, no value should have been attributed to the 66 2/3% interest upon transfer to Fromex. Accordingly, financial statements have been restated to attribute no value to the assigned interest, and the reversal of amortization recorded on the initial valuation. See Note 2A of the Notes to Financial Statements.

OVERVIEW

Revenues From Consulting Agreement

In its fiscal year ended February 28, 2007, Fromex generated its revenues from the Consulting Agreement with FRMO whereby it agreed to provide management services to FRMO including the administrative aspect of FRMO’s business activities such as operations, bookkeeping and personnel responsibilities. As compensation therefor Fromex is to receive ten percent of the cash receipts which FRMO receives from its third party customers, namely, fees received from Kinetics Advisers Hedge Funds, Kinetics Paradigm Mutual Fund and Sub-Advisory fees from a large investment firm, as described in Item 1 above; and to a lesser extent, about $35,000 per year received from a consulting agreement with Santa Monica Partners and a 2% interest in the subscription revenues of an investment research publication (FRMO’s “Other Fees”). Revenues of Fromex from these may vary substantially from period to period depending on when FRMO actually receives the fees, which are subject to the 10% payment, as shown by the following table.

Program	Fees	When Paid	When received by FRMO

Kinetics Advisers Domestic Hedge Fund	Management fee of 1% per annum of net assets and 20% per annum of of net profits	Management fee paid monthly, and performance fee paid quarterly, to Kinetics Advisers, LLC	Kinetics Advisers, LLC distributes to FRMO generally on a quarterly basis, 8.4% of the fees it receives in cash after paying its expenses.

Kinetics Advisers Offshore Hedge Fund	Management fee of 1 ¼% per annum of net assets and 20% per annum of net profits	Kinetics Advisers may elect to defer a portion of its fees	When Kinetics Advisers does receive management and performance fees in cash it distributes to FRMO, generally on a quarterly basis, 8.4% of those fees after paying its expenses.

Kinetics Paradigm Fund	Research fee of 0.12% per annum of the net assets of the Fund	Monthly by Kinetics Paradigm Fund to FRMO	Monthly

Sub-Advisory Program	Fee of 0.50% per annum of net assets.	Horizon Asset Management, Inc. receives the fee from the investment firm on a quarterly basis.	Horizon Asset Management, Inc. pays to FRMO one-third of the fees it has received, net of marketing expenses, on a quarterly basis

Consulting Agreement with Santa Monica	Approximately $35,000 per. annum	Paid to FRMO in advance	Received by FRMO by advance payments determined by Santa Monica Partners.

Interest in Subscription Revenues of Publication	2% per annum of of subscription receipts.	Paid to FRMO for periods determined by publication.	Received by FRMO in advance as determined by the publication.

Revenues Not Derived From Consulting Agreement.

In its fiscal year ending February 28, 2008, Fromex will receive the revenues from its 60% equity interest in Horizon Advisers and its 15% revenue interest in the net fees received by Horizon Management from the Protostar Fund, as follows:

Fees paid to
Fund	Investment Manager	Fromex’s Interest
Horizon Fund managed by Horizon Advisers	Management fees of 0.55% of net assets in Class A shares and 0.80% of net assets in Class B shares and advisory fees on individual accounts managed domestically.	60% equity interest in Horizon Advisers.

Multi-Strategy Fund managed by Horizon Advisers	Management fee of 2% per annum of net assets and a performance fee of 20% of net profits.	60% equity interest in Horizon Advisers.

Protostar Fund managed by Horizon Management	Management fee of 1% per annum of net assets and a performance fee of 20% of net profits.	15% revenue interest in the net fees of Horizon Management.

The revenues of Fromex rely on the performance of hedge funds and mutual funds, for which past performance is no guarantee of future performance. The net assets of all hedge funds in the United States, and mutual funds as well, have grown exponentially in recent years as to call attention to the financial problems of a few of those funds which has led, in turn, to the prospect of changes in the securities laws and regulations which protect investors and provide more disclosure by investment managers including a renewed effort to require registration under the Investment Advisers Act. While such changes could have an adverse effect on Fromex, the Company does not anticipate that they will.

RESULTS OF OPERATIONS (Restated)

First Fiscal Year Ended February 28, 2006 (August 31, 2005 (Inception) to February 28, 2006).

This is the Company’s first accounting period in which it received revenue since its incorporation. Fromex’s revenues from continuing operations were $117,013, all of which were generated from the Consulting Agreement as set forth in Item 1 above. Its expenses were $20,000 for accounting, $2,000 for shareholder reporting, $21,875 for the non-cash compensation of its executive officers and $3,251 for miscellaneous expenses, for a total of $47,126 of expenses, leaving $69,887 as income from operations before interest income and provision for income taxes. Interest income was $1,316 and after a $23,000 provision for income taxes, Fromex earned net income of $48,203 or $0.003 per share on the 14,400,000 shares of common stock issued and outstanding.

Nine Months Ended November 30, 2006 (Restated)

The company’s revenues from continuing operations in this period were $372,697, all of which were generated from the Consulting Agreement as set forth in Item 1 above. Expenses were $19,000 for accounting, $10,309 for shareholder reporting, $54,500 for the non-cash compensation of its executive officers and $381 for miscellaneous expenses, for a total of $81,190 of expenses, leaving $288,507 as income from operations before interest income and provision for income taxes. Interest income was $13,221 and after a $141,000 provision for income taxes, Fromex earned net income of $160,728 or $0.011 per share on the 14,400,000 shares of common stock issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES (Restated)

In the year ended February 28, 2006 the Company provided net cash of $1,316 from operating activities and $306,219 from financing activities (which was an advance from FRMO) resulting in cash at the end of its first accounting period of $307,535. At the close of the third quarter of the current fiscal year, November 30, 2006, the cash on hand has increased by $770,656 to $1,078,191. This increase came from net cash of $232,875 provided from operating activities and $537,781 from financing activities (which consisted of $844,000 from the issuance of Fromex’s capital stock to FRMO, less the $306,219 which had been advanced in the prior accounting period). The Company expects to have continuing net cash provided from its operating activities as the management and advisory fees, which generate Fromex’s revenues and are derived from assets under management, increase in existing funds and new funds in which Fromex has the equity and revenue interests described in Item 1 above, including the 60% equity interest in Horizon Global Advisers, LLC, which FRMO transferred to Fromex on April 24, 2007 as a contribution to the capital of Fromex. FRMO does not have any commitment or obligation to further fund the Company’s operations by way of additional financing activities.

The Company believes that its present cash resources and cash available from operations over the next 12 months will be sufficient to cover its operating expenses and provide for the continued expansion of its business.

Qualitative Disclosures of Market Risk

None other than the risk factors described at page 8 above.

Item 3.  Properties

Fromex does not now own any property. The Company’s principal place of business was previously located at 271 North Avenue, 5th Floor, New Rochelle, N.Y. 10801 where it occupied desk space, without the payment of rent, at the office of an unrelated company. Fromex’s principal place of business is now located at 320 Manville Road, Pleasantville, N. Y. 10570 pursuant to a lease ending on February 28, 2009 at a rental of $3,216 per annum.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The table below shows the beneficial ownership of the common stock, par value $.001 per share, of FRMO Corp. as of December 5, 2006 and after the distribution of the Company’s common stock, the ownership of Fromex common stock, par value $.01 per share, to be owned by FRMO Corp. and by (i) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock of FRMO Corp, (ii) each executive officer and director of the Company and (iii) all executive officers and directors of the Company as a group.

Name and Address	Position at	Number of Shares		Percent of Class
of Beneficial Owner	Fromex	FRMO	Fromex	FRMO	Fromex

FRMO Corp.	-	-	13,680,000	-	95.0%

Murray Stahl (a)	Chairman, CEO	6,635,920	132,718	18.4%	0.9%
	Director
Steven Bregman (a)	President, Treasurer,	6,635,920	132,718	18.4%	0.9%
	CFO, Director
Peter Doyle (a)	Vice President	3,609,168	72,183	10.0%	0.5%
	Secretary
Lawrence J. Goldstein (b)	-	2,587,269	51,745	7.2%	0.4%
Lester J. Tanner (c)	Director	2,152,254	43,045	6.0%	0.3%
Allan Kornfeld (d)	Director	10,000	200	-	-
Jay Hirschson (d)	Director	110	-	-	-
John Meditz (a)	-	6,635,920	132,718	18.4%	0.9%
Thomas C. Ewing (a)	-	3,423,575	68,471	9.5%	0.5%
Stahl-Bregman Control
Group and all other
officers and directors as
a group (11 persons) (a)	-	33,632,90	14,253,658	93.1%	99.7%

(a) The Stahl-Bregman Control Group beneficially owns 28,883,274 shares of FRMO common stock, which consists of the 26,940,503 share shown above for Messrs. Stahl, Bregman, Doyle, Meditz and Ewing, plus 1,136,442 shares beneficially owned by Catherine Bradford and 476,855 shares owned by Katherine Ewing. Horizon Research Group, an affiliate of the Chairman and President of the Company, owns 329,474 shares of FRMO common stock which are included in the total of 28,883,274 shares. The address of all members of the Stahl-Bregman Control Group listed in the table is 470 Park Avenue South, New York, N. Y. 10016.

(b) The shares shown above for Lawrence J. Goldstein consists of 1,938,256 shares beneficially owned by him plus 649,013 shares beneficially owned by Santa Monica Partners, L. P. and Santa Monica Partners II, L. P., private funds of which Mr. Goldstein is the President and owner of their General Partner, SMP Asset Management, LLC. Mr. Goldstein’s address is 1865 Palmer Avenue, Larchmont, N. Y. 10538

(c) The shares shown above for Lester J. Tanner are beneficially owned by him and his wife, Dr. Anne-Renee Testa. Mr. Tanner’s address is 860 Fifth Avenue, New York, NY 10021.

(d) Allan Kornfeld’s address is 123 Wild Dunes Way, Jackson, N. J. 08527. Jay Hirschson's address is 15 Charles Street, New York, N. Y. 10014. In addition to the shares shown above Mr. Kornfeld has options to purchase a total of 12,000 shares of FRMO common stock and Mr. Hirschson has an option to purchase 3,000 shares of FRMO common stock. See Item 11 herein.

Item 5.  Directors and Executive Officers

The directors and executive officers of the Company until the next annual meeting of shareholders on July 19, 2007 are as follows:

Person	Position
Murray Stahl	Chairman of the Board and
Chief Executive Officer
Steven Bregman	Director, President and Chief
Financial Officer
Peter Doyle	Vice President, Secretary

Jay Hirschson	Director
Allan Kornfeld	Director
Lester J. Tanner	Director

Messrs Stahl, Bregman and Doyle have served in the above positions since the inception of the Company on August 31, 2005. Messrs Hirschson, Kornfeld and Tanner were elected Directors on June 19, 2006. There is no family relationship between any of the directors.

The following information was provided by the directors:

Murray Stahl:
Age 53. Mr. Stahl has been Chairman of the Board and Chief Executive Officer of FRMO Corp. since 2001. He co-founded Horizon Research Group, a subsidiary of Horizon Asset Management, Inc., in 1995. Prior to 1995 Mr. Stahl was with Bankers Trust Company for 16 years as a portfolio manager and research analyst.

Steven Bregman:
Age 48. Mr. Bregman has been President, Treasurer and Chief Financial Officer of FRMO Corp. since 2001. He co-founded Horizon Research Group in 1995. Prior to 1995 Mr. Bregman was with Bankers Trust Company for 9 years, where he was an Investment Officer in the Bank’s Private Clients Group.

Peter Doyle:
Age 44. Mr. Doyle has been Vice President of FRMO Corp since 2001. He is a co-founder of Horizon Research Group and also Kinetics Asset Management, Inc. in 1996 where he is Chief Investment Strategist for the Kinetics family of mutual funds. Prior to 1996 Mr. Doyle was with Bankers Trust Company for 9 years, where he was an Investment Officer.

Jay Hirschson:
Age 40. For more than the past five years Mr. Hirschson has operated JPH Consulting Group, which advises companies on corporate development and financial matters. Before that he was an executive or consultant to media and internet companies including Miramax Films, New Line Cinema and News Corporation. He is a graduate of Brown University and received an MBA degree from Columbia University.

Allan Kornfeld:
Age 69. For more than the past five years Mr. Kornfeld has been an Independent Consultant on financial matters and a Director at M & A London, LLC of Montclair, New Jersey which provides corporate development services to mid-range public and private companies. He is a certified public accountant and attorney. He was accountant and audit partner of Ernst & Young from 1960-1975, a comptroller, Vice President and Senior Vice President of Ametek, Inc. (NYSE) from 1975-1986 and then Chief Financial Officer and Executive Vice President of Ametek from 1986-1994.

Lester J. Tanner:
Age 83. Mr. Tanner was President of MFC Development Corp. from August 1, 2000 until November 29, 2005. Prior to August 1, 2000 he practiced law as a partner in his firm for more than 30 years with a concentration in corporate, and financial matters. Mr. Tanner has a J. D. degree from Harvard Law School and is currently a member of the law firm of Tanner McColgan, LLP.

Committees

Since June 19, 2006, the Board of Directors has had a standing Executive Committee, Audit Committee and Compensation Committee.

The Executive Committee exercises the authority of the Board of Directors in the management of the business of the Company at such times as the full Board of Directors is unavailable. The Executive Committee currently consists of Messrs. Bregman (Chair), Kornfeld and Tanner.

The Audit Committee currently consists of Messrs. Kornfeld (Chair), Hirschson and Tanner. All members are “financially literate” and Mr. Kornfeld qualifies as an “audit committee financial expert” as defined by applicable regulations. The Audit Committee is a standing committee which reviews actions with respect to various auditing and accounting matters, including the selection of the Company’s independent registered public accounting firm, the scope of annual audits, the nature of any non-audit services, the fees to be paid to said accountants and the accounting practices of the Company.

The Compensation Committee reviews the compensation, benefits and stock options for the Company’s executive and key personnel and makes recommendations to the Board of Directors. The Compensation Committee consists of Messrs. Hirschson (Chair), Kornfeld and Tanner.

Code of Ethics

The Company has adopted a written Code of Ethics that applies to all of its directors, officers and employees, which is filed as an Exhibit to this Form 10. Any shareholder may obtain a paper copy of that Code free of charge by writing to the Secretary at the address set forth on the cover page. Any amendment to the code of Ethics will be made available promptly after its date.

Item 6. Executive Compensation

The table below shows for the Company’s first fiscal year, namely the period August 31, 2005 (inception) to February 28, 2006 the compensation of the named executive officers. .

Name and	Ended		All Other
Principal Position	Feb. 28	Salary	Bonus	Compensation

Steven Bregman
President and CFO	2006	$13,250	-	-

Murray Stahl
Chairman & CEO	2006	750	-	-

No portion of such compensation was paid in cash, but all of it was recorded as non-cash compensation and contributions to capital. Fromex does not expect to pay any cash compensation to its executive officers in the current fiscal year ending February 28, 2007 and the compensation earned by them will also be recorded as non-cash compensation and contributions to capital.

Item 7. Certain Relationships and Related Transactions

The executive officers of the Company are Murray Stahl, Steven Bregman and Peter Doyle. They met at Bankers Trust Company where they were portfolio managers and research analysts for 16 years, 9 years and 9 years respectively, before 1995. Together with others, including the other members of the Stahl-Bregman Group (see Item 4 herein), they commenced business as officers and stockholders of Horizon Asset Management, Inc. (“Horizon Management”) in 1995. The members of the Stahl-Bregman Group are substantially all the stockholders of Horizon Management.

Horizon Management is a New York corporation, registered as an investment adviser under the Advisers Act of 1940. Its team of analysts utilize a variety of long and short strategies for the funds in which it participates as a manager. Its research division, Horizon Research Group, is an independent research organization serving the investment community, primarily managers of mutual funds and hedge funds and other institutional investors.

Horizon Research Group provides in-depth analysis of information-poor, under-researched companies and securities to find complex or overlooked situations that can offer an advantage to the investor. Horizon’s research periodicals include, among others, The Contrarian Research Report, The Spin-Off Report and The Devil’s Advocate, a short sale report. These reports are addressed to investment managers but the concepts and process behind the reports also identify business opportunities in public and private companies for Horizon Management.

In 2001 the Stahl-Bregman Group acquired control of FRMO Corp. (“FRMO”), organized in Delaware, with about 2,500 beneficial owners of its common stock (trading symbol “FRMO”). It utilizes its management’s experience in the analysis and research of public companies as well as the identification of companies in the early stages of promising business strategies. FRMO’s common stock is currently traded in the “Pink Sheets.” Messrs. Stahl, Bregman and Doyle are the executive officers of FRMO, namely, Chairman, President and Vice President, respectively, and hold the same positions in the Company, Fromex Equity Corp. (“Fromex”), a subsidiary of FRMO. As indicated in Item 1 above, there is the Consulting Agreement between parent and subsidiary and there will be transactions with Horizon Management.

Fromex was incorporated in Delaware on August 31, 2005 as a wholly owned subsidiary of FRMO. As of February 28, 2006 Fromex had 14,400,000 shares of common stock, par value $.01 per share, issued and outstanding, all of which were owned by FRMO, for which it paid $844,000, $144,000 for the par value and $700,000 for Fromex’s capital in excess of par value. FRMO had advanced $306,219 upon the organization of Fromex which was repaid by Fromex to FRMO during the three months ended May 31, 2006 when Fromex received from FRMO the cash proceeds of $844,000 for the fiscal 2006 issuance of its common stock.

In 2006 Fromex worked with other parties to organize Horizon Global Advisers, LLC (“Horizon Advisers”) in which it originally had a 40% revenue interest, which was changed on April 24, 2007 to the 60% equity interest formerly owned by FRMO. Horizon Advisers is the investment manager for Horizon Global Advisers Fund, plc (“Horizon Fund”) and Horizon Multi-Strategy Fund (“Multi-Strategy Fund”) described at pages 5 and 6 above.

Messrs. Stahl, Bregman and Doyle also provide their personal services to FRMO, Horizon Advisers and Horizon Management, which through them and their staff provide research and management to the funds having a total of $8 billion of assets under management at March 31, 2007.

Item 8. Legal Proceedings

None.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

The Company does not know of anyone making a market for its common stock. After this application has been reviewed by the SEC, the Company plans to send this Form 10 to its shareholders and to seek market makers for quotations of its common stock on the Over-the-Counter Bulletin Board.

The Company has obtained a CUSIP number for its common stock and will begin the procedure for quoting the common stock on Over-the-Counter Bulletin Board. The Company believes its common stock will be so quoted after the distribution date, but there is no assurance when or if this will occur.

The Company has never paid dividends on the common stock and there is no present intention to do so in the foreseeable future.

Item 10. Recent Sales of Unregistered Securities

Fromex was incorporated in Delaware on August 31, 2005 as a wholly owned subsidiary of FRMO. As of February 28, 2006 Fromex had 14,400,000 shares of common stock, par value $.01 per share, issued and outstanding, all of which were owned by FRMO, for which it paid $844,000, $144,000 for the par value and $700,000 for Fromex’s capital in excess of par value. FRMO had advanced $306,219 upon the organization of Fromex which was repaid by Fromex to FRMO during the three months ended May 31, 2006 when Fromex received from FRMO the cash proceeds of $844,000 for the fiscal 2006 issuance of its common stock.

Item 11. Description of Registrant’s Securities to be Registered

The authorized capital stock of the Company consists of 20,000,000 shares of common stock, $.01 par value. The common stock is the security to be registered. There are issued and outstanding 14,400,000 shares of common stock of which about 720,000 shares are to be distributed to shareholders in connection with the distribution described in Item 1.

The Company’s common shareholders are entitled:

•	To receive dividends as are declared by its Board of Directors out of funds legally available; and

•	To full voting rights, each share being entitled to one vote.

The Company’s Board of Directors may issue additional authorized shares of Fromex common stock without shareholder approval. Fromex common shareholders do not have any cumulative rights or any preemptive rights to subscribe for additional securities.

In addition to the 14,400,000 shares of the Fromex’s common stock, which are issued and outstanding, a total of 1,420 shares of Fromex common stock are reserved for issuance to provide for the equitable adjustment required by FRMO’s outstanding stock options and convertible preferred stock, as follows:

(i)
1 share of Fromex common stock for each 50 shares of FRMO common stock issued upon conversion of Series R Preferred Stock of FRMO (a maximum of 1,000 shares of Fromex common stock on conversion of all outstanding preferred stock of FRMO).

(ii)
1 share of Fromex common stock for each 50 shares of FRMO common stock issued upon exercise of the following stock options (a maximum of 420 shares of Fromex common stock on exercise of all outstanding stock options) held by persons named in the table below:

	No. of FRMO	Expiration	Option Price
Name	Shares	Date	Per Share

Allan Kornfeld,	3,000	7/17/08	$0.40
Director	3,000	7/15/11	1.00
	6,000	6/19/13	4.00

Jay Hirschson,	3,000	6/19/13	4.00
Director

David Michael,	3,000	7/18/07	0.40
Former Director	3,000	7/17/08	0.40

*	There are no Fromex stock options outstanding at June 26, 2006.

Item 12. Indemnification of Directors and Officers

Pursuant to Article VII of the Company’s By-Laws Fromex will indemnify its directors, officers, employees and agents to the extent allowed by Section 145 of the General Corporation Law of the State of Delaware (the “Indemnitee”). Section 145 authorizes Fromex to indemnify any person who is a party to an action by reason of the fact of being a director, officer, employee or agent of Fromex against expenses (including attorney’s fees) judgments, fines and amounts paid in settlement if said person acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of Fromex. Accordingly Fromex shall, and is obligated to, indemnify and advance the expenses of the Indemnitee in every situation where Fromex has made the determination that the Indemnitee has acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. The statute and Fromex’s indemnification also covers any criminal action or proceeding if the Indemnitee did not have reasonable cause to believe that such Indemnitee’s conduct was unlawful.

See the text of Article VII in the By-Laws filed as an Exhibit herein.

Item 13. Financial Statements and Supplementary Data

All financial statements required by Regulation S-X and the supplementary financial information required by Item 302 of Regulation S-K has been furnished by the Company’s independent accountants and is included in the financial statements listed in Item 15 and filed as part of this registration statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 15. Financial Statements and Exhibits

(a) Financial Statements

The response to this portion of Item 15 is submitted as a separate “Index to Financial Statements” on the following page (i) which precedes the Independent Auditor’s Report herein.

(b) Exhibits:

Exhibit
Number	Description
3.01	Amended Certificate of Incorporation of the Company.*
3.02	By-laws of the Company.*
5.01	Opinion of Tanner McColgan, LLP.*
10.01	Consulting Agreement.*
10.02	Assignment of Revenue Interest.*
10.03	Amendment to Consulting Agreement. **
10.04	Transfer and Assignment of Equity Interest
14.01	Code of Ethics of the Company*

*	Previously filed with Form 10 on September 28, 2006

**	Previously filed with Form 10 on January 18, 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10, General Form Registration of Securities, to be signed on its behalf by the undersigned, thereunto duly authorized.

FROMEX EQUITY CORP. (Registrant)

May 11, 2007	By	/s/ Steven Bregman
Steven Bregman, President

Fromex Equity Corp.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	ii

Balance Sheets- as of February 28, 2006 and
November 30, 2006 (unaudited)	F1

Statements of Income - Period August 31, 2005 (Inception) through
February 28, 2006 and Nine months ended November 30, 2006 (unaudited)	F2

Statements of Cash Flows - Period August 31, 2005 (Inception) through
February 28, 2006 and Nine months ended November 30, 2006 (unaudited)	F3

Statements of Stockholders’ Equity - Period August 31, 2005 (Inception) through
February 28, 2006 and Nine months ended November 30, 2006 (unaudited)	F4

Notes to Financial Statements	F5

The data required by financial statement schedules is either included in the financial statements or is not required.

i

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Fromex Equity Corp.

We have audited the accompanying balance sheet of Fromex Equity Corp. as of February 28, 2006 (restated) and the related statements of income, stockholder’s equity and cash flows for the period August 31, 2005 (inception) through February 28, 2006 (as restated). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fromex Equity Corp. at February 28, 2006 (restated) and the results of its operations and cash flows for the period August 31, 2005 (inception) through February 28, 2006 (as restated) in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2A to the Financial Statements, the 2006 financial statements have been restated to correct an error in the accounting for an assignment of a revenue stream from the Company’s parent.

/s/ HOLTZ RUBENSTEIN REMINICK LLP
New York, New York
May 31, 2006 (except for Note 2A, as to which the date is April 16, 2007).

ii

Fromex Equity Corp.
Balance Sheets

		November 30,
	February 28,	2006
	2006	(unaudited)
	(Restated)	(Restated)
Assets
Current assets:
Cash and cash equivalents	$307,535	$1,078,191
Subscription receivable from parent	844,000	-
Accounts receivable from parent	117,013	73,615
Prepaid income taxes	-	8,500
Total current assets	1,268,548	1,160,306

Total Assets	$1,268,548	$1,160,306

Liabilites and Stockholder's Equity
Current liabilites:
Accounts payable and accrued expenses	$25,251	$31,000
Income taxes payable	23,000	-
Due to parent	306,219	-
Total current liabilities	354,470	31,000

Total Liabiliites	354,470	31,000

Stockholder's Equity:
Common Stock - $.01 par value:
Authorized - 20,000,000 shares
Issued and outstanding - 14,400,000 shares	144,000	144,000
Capital in excess of par value	721,875	776,375
Retained earnings	48,203	208,931
Total stockholder's equity	914,078	1,129,306
Total liabilities and stockholder's equity	$1,268,548	$1,160,306

See accompanying notes to financial statements
Fromex Revised Form 10

Fromex Equity Corp.
Statements of Income
	Period
	August 31, 2005	Nine Months
	(Inception) to	Ended November 30,
	February 28,	2006
	2006	(unaudited)
	(Restated)	(Restated)
Revenues
Consulting Fees	$117,013	$372,697
Total revenue	117,013	372,697

Costs and Expenses
Accounting	20,000	19,000
Shareholder reporting	2,000	10,309
Compensation (all non-cash)	21,875	54,500
Other expenses	3,251	381
	47,126	84,190
Income from operations	69,887	288,507
Interest Income	1,316	13,221
Income before provision for
income taxes	71,203	301,728

Provision for income taxes	(23,000)	(141,000)
Net Income	$48,203	$160,728

Earnings per share-primary and fully diluted:
Shares of common stock outstanding	14,400,000	14,400,000
Net income per share	$0.00	$0.01

See accompanying notes to financial statements
Fromex Revised Form 10

Fromex Equity Corp.
Statements of Cash Flows
	Period
	August 31, 2005	Nine Months
	(Inception) to	Ended November 30,
	February 28,	2006
	2006	(unaudited)
	(Restated)	(Restated)
Cash flows from operating activities
Net Income	$48,203	$160,728
Adjustments to reconcile net income
to net cash provided by operating
activities:
Non-cash compensation	21,875	54,500
Changes in operating assets and liabilities
Account receivable	(117,013)	43,398
Accounts payable and accrued expenses	25,251	5,749
Income taxes payable	23,000	(31,500)
Net cash provided by operating activities	1,316	232,875

Cash flows from financing activities
Issuance of common stock	-	844,000
Advances from parent	306,219	-
Repayments to parent	-	(306,219)

Net cash provided by financing activities	306,219	537,781

Net increase in cash	307,535	770,656
Cash and cash equivalents at beginning of period	-	307,535

Cash and cash equivalents at end of period	$307,535	$1,078,191

Additonal cash flow information
Income taxes paid	$-	$172,500

During the nine months ended November 30, 2006, the Company received cash proceeds of $844,000 from the Fiscal 2006 issuance of its common stock.

See accompanying notes to financial statements

Fromex Equity Corp.
Statements of Stockholder's Equity

					Total
			Additional		Share-
	Common Stock		Paid-In	Retained	Holder's
	Shares	Amount	Capital	Earnings	Equity
			(Restated)	(Restated)	(Restated)

Balance August 31, 2005	-	$-	$-	$-	$-
Issuance of Stock	14,400,000	144,000	700,000	-	844,000
Net Income	-	-	-	48,203	48,203
Non-cash compensation	-	-	21,875	-	21,875
Balance February 28, 2006	14,400,000	144,000	721,875	48,203	914,078
Non-cash compensation (Unaudited)	-	-	54,500	-	54,500
Net income (Unaudited)	-	-	-	160,728	160,728
Balance November 30, 2006 (Unaudited)	14,400,000	$144,000	$776,375	$208,931	$1,129,306

See accompanying notes to financial statements

Fromex Equity Corp.
Notes To Financial Statements

1. Organization of the Company

Fromex Equity Corp. (the “Company” or “Fromex”) was incorporated in the State of Delaware on August 31, 2005 as a wholly owned subsidiary of FRMO Corp. (“FRMO”). Fromex has a fiscal year ending on the last day of February, as does its parent company FRMO. As of February 28, 2006 Fromex had 14,400,000 shares of common stock, par value $.01 per share, issued and outstanding all of which are owned by FRMO, for which it paid $144,000 and contributed $700,000 to Fromex’s paid in capital.

Spin-off of Fromex

On August 31, 2005, FRMO filed a Form 8-K with the Securities and Exchange Commission disclosing the formation of Fromex and the intended distribution to FRMO shareholders of 5% of the Fromex shares. In subsequent Form 8-K information filings it was announced that the timing and precise form of the spin-off would be postponed until a better procedure was identified for resolving the problem created by the new accounting rule (EITF 03-16). That rule, which was effective from and after September 1, 2004, mandated a change in the accounting policy for reporting revenue from FRMO’s 8.4% interest in Kinetics Advisers, LLC (“Kinetics”) from the cost (cash) method to the equity (accrual) method, as reported in FRMO’s Form 8-K dated June 16, 2005. For a variety of reasons, including the Kinetics practice, as a private company, of using the cash-basis method of accounting and the difficulty of securing audited and accrual-basis financial statements suitable for a public reporting company, FRMO could not itself report accrual-basis financial statements.

On December 9, 2005 the Board of Directors of FRMO authorized the preparation of the Form 10 Registration Statement for the shares of common stock of Fromex pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). FRMO plans to distribute, five weeks after all SEC comments with respect to this Form 10 have been cleared, to its shareholders as of the close of business on a date, which is 21 days prior to the distribution date (the “record date”), one share of Fromex common stock for each 50 shares of FRMO common stock then outstanding. FRMO has 36,137,774 shares of common stock presently outstanding which means that approximately 720,000 shares of Fromex common stock (taking into consideration the payment of cash for fractional shares) will be distributed, representing 5% of the 14,400,000 shares of Fromex issued and outstanding.

Fromex Equity Corp.
Notes To Financial Statements

2. Basis of Presentation

Effective December 1, 2005, Fromex entered into a contract with FRMO to perform consulting and management services to FRMO for which FRMO has agreed to pay Fromex ten (10%) percent of the cash receipts which FRMO receives from its customers during the term of the agreement (The “Consulting Agreement”). The term of the Consulting Agreement is from December 1, 2005 until February 28, 2010 and for each twelve (12) month period thereafter unless terminated or amended by an instrument in writing signed by both parties on or before January 15 preceding the end of a respective term.

Fromex’s services include the administrative aspect of FRMO’s business activities such as operations, bookkeeping, personnel responsibilities and periodic consulting with the FRMO’s chief financial officer, but do not include the research, business development activities or the services rendered by FRMO itself to its customers, which produce FRMO’s cash receipts. FRMO shall pay to Fromex as its compensation an amount equal to 10% of total cash receipts that FRMO receives from its customers during the term of the Consulting Agreement. Said compensation is based only on the money received by FRMO in each three (3) month period beginning December 1, 2005 and shall not include a percentage of any receivable or accrual until the amount is actually received by FRMO. The payment of such compensation shall be made on or before the close of the month following the end of said three month period.

The first accounting period is the three months which commenced December 1, 2005 and ended February 28, 2006, for which Fromex received $117,013 on March 24, 2006 based on the following cash receipts of FRMO in that quarterly period. In addition the FRMO cash receipts in the current fiscal year, namely from March 1, 2006 to November 30, 2006 were as set forth below.

FRMO’s Cash Receipts From:	12/1/05 - 2/28/06	3/1/06 - 11/30/06
Kinetics Advisers’ Hedge Funds	$959,311	$2,023,445
Kinetics Paradigm Mutual Fund	174,332	1,233,977
Sub - Advisory Fees	0	317,935
Other Fees	36,491	151,617
Total	$1,170,134	$3,726,974

10% payable to Fromex	$117,013	$372,697

Fromex Equity Corp.
Notes To Financial Statements

FRMO’s cash receipts have been increasing in its last two fiscal years, which are set forth below to illustrate its growth, but past performance is no guaranty of future results:

FRMO’s Cash Receipts From:	3/1/04 - 2/28/05	3/1/05 - 2/28/06
Kinetics Advisers’ Hedge Funds	$274,728	$1,978,026
Kinetics Paradigm Mutual Fund	118,394	410,020
Sub-Advisory Fees	(9,335)	74,770
Other Fees	134,308	142,925

Total	$518,095	$2,605,741

Fromex did not receive 10% of the cash receipts in those two fiscal years except for the last quarter of Fiscal February 28, 2006 as shown above.

The business of FRMO, on which Fromex receives its 10% of cash receipts, is as an intellectual capital firm. FRMO’s research and business development activities focus on the analysis of public companies within a framework of identifying investment strategies and techniques that reduce risk. Its business includes the identification of assets, particularly in the early stages of the expression of their ultimate value, and the participation with them in ways that are calculated to increase the value of the interest of FRMO’s shareholders. Such assets include, but are not limited to, those whose value and earnings are based on intellectual capital.

FRMO’s fees derive from assets managed by other parties based on the research of the Horizon Research Group, composed of the same principals who are the officers of FRMO. The three programs significant to FRMO’s fees are:

(i) Kinetics Advisers’ Hedge Funds. FRMO has an 8.4% equity interest, which it acquired for common stock, in Kinetics Advisers’ LLC, which controls and provides investment advice to hedge funds which were small when FRMO acquired its interest but which have been expanding dramatically.

(ii) Kinetics Paradigm Mutual Fund. FRMO acquired for its common stock 100% of the research fees to which Horizon Research Group is entitled from the open-end mutual fund Kinetics Paradigm Fund (trading symbol WWNPX). That fund was small when the acquisition was made but it has grown significantly based on its performance. Kinetics Paradigm Fund was assigned a five-star rating by Morningstar, Inc. in May 2003, the first time it became eligible for rating, and has continued to receive that highest Morningstar rating since May 2003 to date.

Fromex Equity Corp.
Notes To Financial Statements

(iii) Sub-Advisory Fees. On June 1, 2004, FRMO acquired for common stock a one-third interest in the Sub-Advisory Fee Revenue that Horizon Asset Management, Inc. receives in its sub-advisory program for a large investment firm. Under this program, Horizon Asset Management, Inc. provides investment advisory services to certain clients of the investment firm, its fees being calculated on the basis of assets under management.

FRMO’s fees which are received under these three programs, and therefore Fromex’s 10% share of the cash receipts therefrom, are based on the assets under management. The approximate net asset levels for these three programs at specific dates are presented below.

	Asset Levels in Millions (000,000 omitted)
	December 31,	December 31,	December 31,
Program	2004	2005	2006
Kinetics Advisers’ Hedge Funds	$960	$ l,600	$2,935
Kinetics Paradigm Fund	125	525	2,134
Sub-Advisory Program	100	685	1,523
Total	$1,185	$2,810	$6,592

FRMO also receives other fees from two sources; from a consulting agreement with a hedge fund that pays FRMO about $35,000 per year for access to consultation with FRMO’s officers and from a small interest in the subscription revenues of an investment research publication. These two sources of cash receipts have been small and are not expected to grow or be significant in FRMO’s future revenue stream.

Business Activities of the Company.

While the foregoing 10% interest of Fromex in FRMO’s cash receipts constituted all of Fromex’s revenue from inception on August 31, 2005 to May 31, 2006, future revenues are expected to be derived from Fromex’s new business development activities, one of which has already been launched, and one which is in the planning stage.

(i) Horizon Global Advisers, LLC is a registered United States investment adviser organized in Delaware (“Horizon Advisers”) and acts as the investment manager for Horizon Global Advisers Fund, plc (“Horizon Fund”) which has been established as an open-ended variable capital investment company incorporated with limited liability in Ireland. The Horizon Fund is constituted as an umbrella fund insofar as its share capital will be divided into different series of shares with each series of shares representing a separate portfolio of assets, and comprising a separate sub-fund (a “Fund”) of the Horizon Fund. The first of said sub-funds, Horizon Opportunistic Value Fund, has been listed for trading on the Irish Stock Exchange. Horizon Advisers has commenced operations and managed over $70 million in assets as of May 31, 2006. It is anticipated that Horizon Advisers will receive management fees from Horizon Fund based on assets under management. FRMO owns 60% of Horizon Advisers and will receive 60% of the fees distributed by Horizon Advisers. FRMO transferred and assigned to Fromex for a 66 2/3% revenue interest in those fees as and when received by FRMO in perpetuity. Since Fromex was a wholly-owned subsidiary of FRMO, the revenue interest is recorded on Fromex’s books at zero dollars and a contribution by FRMO to the capital of Fromex.

Fromex Equity Corp.
Notes To Financial Statements

(ii) Horizon Multi-Strategy Fund LP (the “Multi-Strategy Fund”) is a hedge fund organized under Delaware Law. Fromex participated in the development of this fund in which Horizon Advisers is the investment manager. Fromex has a 40% revenue interest in the fees to be received by Horizon Advisers from this fund. Credit Suisse Securities (USA) LLC is the Placement Agent for the Multi-Strategy Fund

2A. Restatement of Financial Statements

The financial statements for the period August 31, 2005 (inception) to February 28, 2006 and for the quarter ended November 30, 2006 have been restated as described below.

FRMO, the Company’s parent held a 60% interest in Horizon Advisers, a fund management firm. On December 1, 2005, FRMO transferred and assigned to Fromex a 66 2/3% interest in its share of fees earned by Horizon Advisers, as and when received by FRMO. The fair value of this revenue stream, estimated at $250,000, was initially recognized as a capital contribution by FRMO to Fromex, generating an intangible asset of $250,000. This asset was being amortized over an estimated useful economic life of 10 years.

Upon subsequent analysis, it was determined that, because no value had been assigned to the Horizon Advisers revenue stream as reported on the accounts of FRMO, the Company’s parent, no value should have been attributed to the 66 2/3% interest upon transfer to Fromex. Accordingly, financial statements have been restated to attribute no value to the assigned interest, and the reversal of amortization recorded on the initial valuation. This restatement did not result in a change to the reported earnings per share.

The following two tables set forth the impact of the above adjustments and the related tax effects on our historical balance sheets and statements of income.

Fromex Equity Corp.
Notes To Financial Statements

FROMEX EQUITY CORP.
Balance Sheets

	February 28, 2006			November 30, 2006
	Previouisly			Previously
	Reported	Adjustments	Restated	Reported	Adjustments	Restated

Assets
Current assets:
Cash and cash equivalents	$307,535	-	$307,535	$1,078,191	-	$1,078,191
Subscription receivable from parent	844,000	-	844,000	-	-	-
Accounts receivable from parent	117,013	-	117,013	73,615	-	73,615
Prepaid incomes taxes	-	-		17,359	(8,859)	8,500
Total current assets	1,268,548	-	1,268,548	1,169,165	(8,829)	1,160,306

Other assets:
Intangible assets, net of accumulated amortization of $5,833 and $12,083	244,167	(244,167)	-	225,417	(225,417)	-

Total other assets	244,167	(244,167)	-	225,417	(225,417)	-

Total Assets	$1,512,715	$(244,167)	$1,268,548	$1,394,582	$(234,276)	$1,160,306

Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable and accrued expenses	$25,251	-	$25,251	$31,000	-	$31,000
Income taxes payable	23,000	-	23,000	-	-	-
Due to parent	306,219	-	306,219	-	-	-
Total current liabilities	354,470	-	354,470	31,000	-	31,000

Total Liabilities	354,470	-	354,470	31,000	-	31,000

Stockholder's Equity:
Common stock - $.01 par value:
Authorized - 20,000,000 shares
Issued and outstanding - 14,400,000 shares	144,000	-	144,000	144,000	-	144,000
Capital in excess of par value	971,875	(250,000)	721,875	1,026,376	(250,000)	776,376
Retained earnings	42,370	5,833	48,203	193,206	15,724	208,930
Total stockholder's equity	1,158,245	(244,167)	914,078	1,363,582	(234,276)	1,129,306
Total liabilities and stockholder's equity	$1,512,715	$(244,167)	$1,268,548	$1,391,582	$(234,276)	$1,160,306

To be included with the Notes to Financial Statements

Fromex Equity Corp.
Notes To Financial Statements

FROMEX EQUITY CORP.
Statements of Income

	Period August 31, 2005 (Inception) to February 28, 2006			Nine Months Ended November 30, 2006
	Previouisly			Previously
	Reported	Adjustments	Restated	Reported	Adjustments	Restated

Revenues
Consulting Fees	$117,013	-	$117,013	$372,697	-	$372,697
Total Revenue	117,013	-	117,013	372,697	-	372,697

Costs and Expenses
Accounting	20,000	-	20,000	19,000	-	19,000
Shareholder reporting	2,000	-	2,000	10,309	-	10,309
Amortization	5,833	(5,833)	-	18,750	(18,750)	-
Compensation (all non-cash)	21,875	-	21,875	54,500	-	54,500
Other expenses	3,251	-	3,251	381	-	381
	52,959	(5,833)	47,126	102,940	(18,750)	84,190
Income from operations	64,054	5,833	69,887	269,757	18,750	288,507
Interest Income	1,316	-	1,316	13,221	-	13,221
Income before provision for
income taxes	65,370	5,833	71,203	282,978	18,750	301,728

Provision for income taxes	(23,000)	-	23,000	(132,041)	(8,859)	(141,000)
Net Income	$42,370	$5,833	$48,203	$150,837	$9,891	$160,728

Earnings per share-primary and fully diluted:
Shares of common stock outstanding	14,400,000	-	14,400,000	14,400,000	-	14,400,000
Net income per share	0.00	-	0.00	0.01	0.00	0.01

To be included with the Notes to Financial Statements

Fromex Equity Corp.
Notes To Financial Statements

3. Significant Accounting Policies

Revenue Recognition

Fromex has entered into a contract with FRMO to perform consulting and management services to FRMO for which FRMO has agreed to pay Fromex ten (10%) percent of the cash receipts which FRMO receives from its rights to share in fees generated by its third party customers during the term of the agreement (the “Consulting Agreement”). The term of the Consulting Agreement is from December 1, 2005 until February 28, 2010 (as amended on December 26, 2006) and for each twelve (12) month period thereafter unless terminated or amended by an instrument in writing signed by both parties on or before January 15 preceding the end of a respective term.

Fromex’s services include the administrative aspect of FRMO’s business activities such as operations, bookkeeping, personnel responsibilities and periodic consulting with the FRMO’s chief financial officer, but do not include the research, business development activities or the services rendered by FRMO or its third party customers, which produce FRMO’s cash receipts. FRMO shall pay to Fromex as its fees an amount equal to 10% of total cash receipts that FRMO receives from its customers during the term of the Consulting Agreement. Fees for Fromex’s services are based only on the fees collected by FRMO in each three (3) month period beginning December 1, 2005 and shall not include a percentage of any receivable or accrual until the amount is actually received by FRMO. The payment of such services shall be made on or before the close of the month following the end of said three month period.

Receivables

Accounts receivable and subscriptions receivable are due from FRMO Corp. No allowance was necessary at February 28, 2006 and May 31, 2006.

Income Taxes

Income taxes follow the reported results of the Company’s operations. There were no material differences between the financial reporting and the tax reporting of the Company’s revenue, assets and liabilities. The income tax provisions and liability for income taxes are based on enacted tax laws and statutory tax rates applicable to the respective periods.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid, short-term investments with an original maturity of three months or less to be cash equivalents.

Fromex Equity Corp.
Notes To Financial Statements

3. Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, money market mutual funds, and trade receivables. The Company maintains cash and cash equivalents with major financial institutions, and at times such amounts may exceed the FDIC limits.

Advertising Costs

The Company’s policy is to expense the cost of advertising as incurred. There were no advertising expenses for the period ended February 28, 2006 or the quarter ended May 31, 2006.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107. “Disclosures about Fair Value of Financial Instruments”. The estimated fair values of financial instruments will be determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates when presented herein are not necessarily indicative of the amounts that the Company could realize in a sale. There were no financial instruments at the balance sheet dates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income, as these amounts are recorded directly as an adjustment to stockholders’ equity. Comprehensive income was equivalent to net income for the period ended February 28, 2006 and the quarter ended May 31, 2006.

Fromex Equity Corp.
Notes To Financial Statements

3. Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123(R), “Stock-Based Payment” (“FAS 123(R)”). FAS 123(R) supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FAS No. 95, “Statement of Cash Flows.” Generally, the approach in FAS 123(R) is similar to the approach described in FAS 123. FAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. FAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to FAS 123(R), only certain pro forma disclosures of fair value were required. The provisions of this statement are effective for fiscal years beginning March 1, 2006 for the Company. The adoption of FAS 123(R) will have an impact on the Company’s financial position and results of operations if the Company establishes a stock-based compensation plan.

In December 2004, the FASB issued Statement No. 153, “Exchange of Non-monetary Assets”, (“FAS 153”). FAS 153 provides a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after March 1, 2006 for the Company. The adoption of FAS 153 is not expected to have a material impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued statement No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement no. 3” (“FAS 154”). This Statement requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable and is effective for fiscal years beginning after March 1, 2006 for the Company.

4. Commitments And Contingencies

As of February 28, 2006 and May 31, 2006, the Company did not enter into any material commitments and management believes that there were no contingencies.

5. Receivables From Shareholders For Issuance Of Common Stock

The 14,400,000 shares of common stock of Fromex owned by FRMO Corp. as of February 28, 2006 and May 31, 2006 were paid for as indicated in Note 1 above.

Fromex Equity Corp.
Notes To Financial Statements

6. Net Income Per Common Share And Per Common Share Equivalent

Basis earnings per common share for the year ended February 28, 2006 and the quarter ended May 31, 2006 are calculated by dividing net income by the weighted average common shares outstanding during the period which were 14,400,000 shares. There were no dilutive potential common shares outstanding.

7. Income Taxes

The provision for income taxes consists of the following:

	Period August 31, 2005 (Inception) to February 28, 2006	Nine Months Ended November 30, 2006

Federal	$15,300	$110,000
State	7,700	31,000
Total provision	$23,000	$141,000

There is no material difference between the statutory federal and state income tax rates and the rates used in computing the provision for income taxes. See Note 3.

8. Subsequent Event (unaudited)

Horizon Global Advisers, LLC

Horizon Global Advisers, LLC is a registered United States Investment adviser organized in Delaware (“Horizon Advisers”). On April 24, 2007 FRMO transferred to Fromex its 60% equity interest in Horizon Advisers as a contribution to the capital of Fromex. The other 40% ownership interest is owned by an individual who is an officer and employee of Horizon Advisers but not an officer or director of Fromex. Fromex’s 60% ownership interest subsumes its prior 40% revenue interest in FRMO’s receipt of net fees. FRMO has no further interest in Horizon Advisers. Fromex and Horizon Advisers will be filing consolidated financial statements for the three months ending May 31, 2007.